EXHIBIT 4.11

[P&O Princess Cruises plc Letterhead]

Deutsche Seereederei GmbH

Am Seehafen

18147 Rostock

Germany

12 March 2003

Dear Sirs

Aida Cruises Sale and Purchase Agreement

This letter relates to the agreement entered into on 25 September 2000 between P&O Princess Cruises plc (substituted for The Peninsular and Oriental Steam Navigation Company on 23 October 2000), P&O Princess Cruises International Limited (substituted for ACL Limited on 31 October 2001) and Arkona Touristik GmbH (which has since been succeeded by Deutsche Seereederei GmbH by operation of law) in connection with the sale of the 49% shareholding in Aida Cruises Limited (the Agreement).

(a)	We confirm that if our proposed DLC combination with Carnival Corporation (Carnival) completes and closes in accordance with the terms of the Implementation Agreement entered into between Carnival and P&O Princess Cruises plc on 8 January 2003 (Completion) then you have the right to give us Accelerated Notice (as defined under the Agreement) in relation to Option Payment II (as defined in the Agreement);

(b)	You confirm that, subject to Completion occurring, you wish to and hereby give Accelerated Notice (as defined in the Agreement) to exercise the Option (as defined in the Agreement), and you agree that (in consideration of the confirmation below) you shall not be able to revoke such Accelerated Notice;

(c)	Accordingly, we confirm that, within 14 days of Completion, we shall pay to you €58,798,566 (being the equivalent of DM115 million) in respect of Option Payment II; and

(d)	Upon such payment being made, our obligation to pay the Consideration under the Agreement will be satisfied, and, subject to clause 21 of the Agreement, the Agreement shall terminate.

If Completion has not occurred by 30 September 2003 then this letter shall be null and void and have no legal effect.

This letter shall be governed by English law. Apart from the signatories below (including ourselves), no parties shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of the terms of this letter.

Yours faithfully

For and on behalf of P&O Princess Cruises plc

and P&O Princess Cruises International Limited

Signed as acknowledgement of, and agreement with, the terms of this letter

/s/ HORST RAHE
For and on behalf of Deutsche Seereederei GmbH

Dated: 12 March 2003